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                            May 7, 2021

       Barry Silbert
       Chief Executive Officer
       Grayscale Investments, LLC
       250 Park Avenue South
       New York, NY 10003

                                                        Re: Grayscale Ethereum
Trust (ETH)
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed October 2,
2020
                                                            Response letter
dated January 27, 2021
                                                            File No. 000-56193

       Dear Mr. Silbert:

              We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       General

   1. Refer to your response to comment 1. While we do not have any further comments at this time regarding your
response to this and prior related comments, please confirm your understanding that our
decision not to issue additional comments should not be interpreted to mean that we either
agree or disagree with your responses, including any of the legal conclusions you have
made, positions you have taken and practices you have engaged in with respect to these
matters.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Barry Silbert
Grayscale Investments, LLC
May 7, 2021
Page 2



        You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



FirstName LastNameBarry Silbert                            Sincerely,
Comapany NameGrayscale Investments, LLC
                                                           Division of
Corporation Finance
May 7, 2021 Page 2                                         Office of Finance
FirstName LastName